April 16, 2008

Mail Stop 3561

Teresa F. Santos
General Counsel
TheStreet.com
14 Wall Street, 15th Floor
New York, NY 10005

>   **Re: TheStreet.com**
>   **Commission File Number: 0-25779**
>   **Form 10-K: For the Fiscal Year Ended December 31, 2006**
>   **Form 10-Q: For the Quarterly Period Ended September 30, 2007**

Dear Ms. Santos:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief